Mail Stop 4561

April 15, 2008

Patrick E. Paddon
Chief Executive Officer
California First National Bancorp
18201 Von Karman Avenue, Suite 800
Irvine, CA 92612

Re: California First National Bancorp
Form 10-K
Filed September 17, 2007 and amended April 2, 2008
File No. 000-15641

Dear Mr. Paddon:

We have completed our review of your Form 10-K, related filings and amendments and have no further comments at this time.

Please contact Jessica Livingston at 202-551-3448 or me at 202 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel
Financial Services Group